Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report (the “Report”) has been prepared pursuant to Rule 13p-1 (the “Conflict Minerals Rule”) under the Securities Exchange Act of 1934 (the “Exchange Act”) for the reporting period from January 1, 2022 to December 31, 2022. In this Report, “Standard Motor Products,” “we,” “us,” “our” and the “Company” refer to Standard Motor Products, Inc. and its consolidated subsidiaries.

Company Overview

We are a leading manufacturer and distributor of premium replacement parts in the automotive aftermarket, and custom-engineered solutions for vehicle control and thermal management categories in diversified end markets. Beginning in January 2023, we reorganized our business into three operating segments – Engineered Solutions, Vehicle Control and Temperature Control. Our Engineered Solutions Segment provides custom-engineered solutions to vehicle and equipment manufacturers in highly diversified global end-markets, such as commercial and light vehicles, construction, agriculture, power sports and marine. Our Vehicle Control Segment provides our aftermarket customers with premium replacement parts across three major product groups: (1) Ignition, Emissions & Fuel Delivery, which includes traditional internal combustion engine categories; (2) Electrical & Safety, which includes powertrain-neutral technologies and safety-related products; and (3) Wire Sets & Other, which includes spark plug wire sets and other related products. Our Temperature Control Segment provides our aftermarket customers with premium thermal products under two major product groups: (1) AC System Components, which includes connecting lines, heat exchangers, and expansion devices; and (2) Other Thermal Components, which includes parts that provide engine, transmission, electric drive motor, and battery temperature management. In each segment – Engineered Solutions, Vehicle Control and Temperature Control – we source materials, component parts and finished goods through a complex supply chain, in which we are many tiers downstream from the smelters and refiners of minerals in our supply chain. Parts that we distribute but do not manufacture or contract to be manufactured are outside of the scope of this Report.

Conflict Minerals Policy

In February 2013, we endorsed a policy against the use of columbite-tantalite (coltan), cassiterite, gold, wolframite, tantalum, tin and tungsten (collectively, “Conflict Minerals”) that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or any adjoining country (collectively, the “Conflict Region”). Our policy is publicly available at smpcorp.com under “Governance— Charters & Policies—Conflict Minerals Policy Statement.”

Due Diligence Process

We have developed risk-based due diligence measures that are designed to conform, in all material respects, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the related Supplements on Tin, Tantalum, Tungsten and Gold.

Our Management Systems.

In January 2013, we established a steering committee to manage our Conflict Minerals compliance program. The committee is comprised of subject matter experts from relevant departments within our organization, including members from upper management within legal, finance and procurement. The committee is primarily responsible for overseeing and conducting our country of origin inquiry and due diligence on the source and chain of custody of Conflict Minerals in our supply chain, and reporting the results of our due diligence efforts to the Chief Legal Officer of the Company. The Chief Legal Officer periodically briefs other executive officers and the Board of Directors of the Company on the results of these efforts, and our reporting obligations under the Conflict Minerals Rule.

On an annual basis, we perform a scoping exercise that is designed to identify all of our direct suppliers of products that could potentially contain Conflict Minerals (our “in-scope suppliers”). We then make good faith efforts to obtain from our in-scope suppliers information regarding the usage, origination and sourcing of Conflict Minerals in our supply chain using the Conflict Minerals Reporting Template (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”) (formerly known as the Conflict-Free Sourcing Initiative).

We seek to educate our in-scope suppliers on our Conflict Minerals Policy Statement and our reporting obligations under the Conflict Minerals Rule through formal and informal communications. In addition, we currently provide our in-scope suppliers with free access to additional compliance tools, including web-based training courses and information relating to best practices for Conflict Minerals compliance and the Conflict Minerals Rule.  We also refer our in-scope suppliers to various external sources of information, such as the RMI’s website, currently available at www.responsiblemineralsinitiative.org.  Furthermore, as we enter into new, long-term supply agreements with all of our direct suppliers, we make good faith efforts to incorporate terms that obligate our direct suppliers to provide information in sufficient detail to enable us to comply with all of our and our customers’ due diligence and disclosure requirements under the Conflict Minerals Rule.

We maintain the dedicated e-mail address “conflictminerals@smpcorp.com” for all communications relating to our Conflict Minerals compliance program. We have also established several reporting channels for our employees, customers and suppliers, and any other interested persons, to report any actions that they perceive to be unlawful, unethical or in violation of our policies, including our Conflict Minerals Policy Statement. For additional details on these reporting channels, please refer to the section captioned “Reporting Concerns” in our Code of Ethics, available at smpcorp.com under “Governance— Charters & Policies—Code of Ethics.”

How We Identify and Assess Risk in Our Supply Chain.

As a result of the breadth of our product coverage and the complexity of our parts, and the corresponding size and depth of our supply chain, it is difficult to identify parties who are upstream from our direct suppliers. We therefore rely on our in-scope suppliers to report timely, accurate and complete information regarding the source and chain of custody of Conflict Minerals contained in the products supplied to us. Our in-scope suppliers are similarly reliant on information provided by their suppliers. Based on the responses that we receive from our in-scope suppliers, we seek to identify the smelters and refiners in our supply chain that were reported to have processed Conflict Minerals that were sourced from the Conflict Region. We then make good faith efforts to verify whether those smelters and refiners are conforming to the RMI’s Responsible Minerals Assurance Process (“RMAP”, formerly known as the Conflict-Free Smelter Program) or an equivalent third-party audit program.

Where we are unable to identify these smelters and refiners, and verify that they are conforming to the RMAP or an equivalent third-party audit program, we consider certain criteria to assess risks relating to the Conflict Minerals that were reported to have been in our supply chain, including:

•	the timeliness, accuracy and completeness of the reporting supplier’s responses to our follow-up inquiries;

•	whether the reporting supplier provides information on a company-, divisional- or part-level basis;

•	any information that is known to us concerning the material composition of the products that were sourced from the reporting supplier; and

•	the quantities and types of products that were sourced from the reporting supplier.

Our Strategy to Respond to Identified Risks.

We implement a tiered approach to managing identified risks relating to Conflict Minerals in our supply chain. Our approach is based upon our assessment of those risks, taking into account, among other things, the criteria described immediately above under the sub-heading “How We Identify and Assess Risk in Our Supply Chain.” We believe that our internal reporting channels, whereby the Conflict Minerals steering committee reports to the Chief Legal Officer, who then reports to other executive officers and the Board of Directors of the Company, ensures that we implement reasonable and appropriate measures to mitigate the identified risks.

Independent Third-Party Audits of Supply Chain Due Diligence.

We do not have a direct relationship with smelters and refiners of Conflict Minerals. Accordingly, we do not perform or direct audits of these facilities.  We support audits conducted by the RMI and anticipate continuing to leverage the information made available through the RMAP and any equivalent third-party audit programs.

Our Report on Supply Chain Due Diligence.

Our Conflict Minerals Policy Statement and this Report are publicly available at smpcorp.com under “Governance—Charters & Policies—Conflict Minerals Policy Statement” and “—Conflict Minerals Report,” respectively.

Due Diligence Results

We have determined that, with respect to each of our segments – Engineered Solutions, Vehicle Control and Temperature Control, Conflict Minerals are necessary to the functionality or production of products that were manufactured or contracted to be manufactured by the Company during the 2022 calendar year. Accordingly, we conducted in good faith a reasonable country of origin inquiry and due diligence on the source and chain of custody of those Conflict Minerals to determine whether they originated in the Conflict Region, or were from recycled or scrap sources.

Through the application of our scoping criteria, our efforts focused on in-scope suppliers representing approximately 50% of our total procurement activities (by dollar value). We received responses from approximately 80% (by dollar value) of these in-scope suppliers. We reviewed all of the responses we received, and engaged in further follow-up communications with any in-scope supplier who provided untimely, incomplete or inconsistent responses.

Based on the information that we received from our in-scope suppliers, we identified 342 smelters and refiners as having potentially processed Conflict Minerals contained in products that we manufactured or contracted to be manufactured. However, most of our in-scope suppliers were unable to provide information relating solely to our procurement activities. For example, these suppliers commonly provided general information on a company- or divisional-level basis, which we believe resulted in the inclusion of smelters and refiners that are not actually in our supply chain. Furthermore, we have reason to believe that these smelters and refiners do not represent all of the smelters and refiners in our supply chain that may have processed Conflict Minerals. A large number of our in-scope suppliers reported that they were unable to obtain responses from all of their suppliers, or were unable to obtain timely or reasonably accurate and complete information regarding the identity of smelters and refiners in their supply chain. We also determined that certain information reported to us could not reasonably be relied upon, as it appeared to be incomplete, inconsistent or unverifiable.

We believe that at least 52 of the 342 smelters and refiners reported to the Company may have processed Conflict Minerals that were sourced from the Conflict Region. These smelters and refiners are listed on Appendix I of this Report. Of these 52 smelters and refiners:

•	12 out of 14 (or 86%) of the tin smelters/refiners have been determined by RMI to conform to RMAP;

•	18 out of 18 (or 100%) of the tantalum smelters/refiners have been determined by RMI to conform to RMAP;

•	9 out of 10 (or 90%) of the tungsten smelters/refiners have been determined by RMI to conform to RMAP; and

•	7 out of 10 (or 70%) of the gold smelters/refiners have been determined by RMI to conform to RMAP.

After exercising the due diligence measures described in this Report, we do not have sufficient information to determine the countries of origin of the Conflict Minerals contained in products that we manufactured or contracted to be manufactured. Our efforts to determine the mine or location of origin of those Conflict Minerals consisted of performing the due diligence measures described in this Report.

In accordance with applicable guidance issued by the Securities and Exchange Commission staff, we have not obtained an independent private sector audit of this Report.

Actions to Mitigate Risk

We will continue to work with our direct suppliers to obtain from them more timely, accurate and complete information regarding the identity of smelters and refiners of Conflict Minerals reported to be in our supply chain. To the extent that we are able to influence the sourcing decisions of our direct suppliers, we intend to encourage these suppliers to source Conflict Minerals from smelters and refiners that have been determined by RMI to conform to the RMAP or an equivalent third-party audit program.

As we enter into new, long-term supply agreements with these direct suppliers, we will continue to incorporate terms that obligate our direct suppliers to provide information in sufficient detail to enable us to comply with all of our and our customers’ due diligence and disclosure requirements under the Conflict Minerals Rule. We will also continue to work with our direct suppliers to educate them on our Conflict Minerals Policy Statement and our reporting obligations under the Conflict Minerals Rule.

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APPENDIX I

Conflict Mineral	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tungsten	A.L.M.T. TUNGSTEN Corp.	Japan
Gold	African Gold Refinery (See Note 1 below)	Uganda
Gold	Almalyk Mining and Metallurgical Complex (AMMC)	Uzbekistan
Tantalum	AMG Brasil	Brazil
Gold	Asaka Riken Co., Ltd.	Japan
Tungsten	Asia Tungsten Products Vietnam Ltd.	Vietnam
Gold	CCR Refinery - Glencore Canada Corporation	Canada
Tantalum	Changsha South Tantalum Niobium Co., Ltd.	China
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China
Tin	CV Venus Inti Perkasa	Indonesia
Tin	EM Vinto	Bolivia
Tantalum	F&X Electro-Materials Ltd.	China
Tungsten	Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Tantalum	Global Advanced Metals Aizu	Japan
Tantalum	Global Advanced Metals Boyertown	United States
Tantalum	H.C. Starck Inc.	United States
Tungsten	H.C. Starck Tungsten GmbH	Germany
Tungsten	Hydrometallurg, JSC	Russian Federation
Gold	Jiangxi Copper Co., Ltd.	China
Tungsten	Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tantalum	JiuJiang JinXin Nonferrous Metals Co., Ltd.	China
Tantalum	Jiujiang Tanbre Co., Ltd.	China
Tantalum	Jiujiang Zhongao Tantalum & Niobium Co., Ltd.	China
Tin	Luna Smelter, Ltd.	Rwanda
Tin	Magnu's Minerais Metais e Ligas Ltda.	Brazil
Tin	Malaysia Smelting Corporation (MSC)	Malaysia
Tin	Metallo Belgium N.V.	Belgium
Gold	Mitsubishi Materials Corporation	Japan
Gold	Nihon Material Co., Ltd.	Japan
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tin	Operaciones Metalurgicas S.A.	Bolivia
Gold	Prioksky Plant of Non-Ferrous Metals	Russian Federation
Tin	PT Bukit Timah	Indonesia
Tin	PT Stanindo Inti Perkasa	Indonesia
Tin	PT Timah Nusantara	Indonesia
Tin	PT Tinindo Inter Nusa	Indonesia
Gold	Rand Refinery (Pty) Ltd.	South Africa
Gold	Samduck Precious Metals	Korea, Republic of

1 This entity has been identified by the Company as higher risk, resulting in the initiation of additional due diligence and risk mitigation efforts through engagement with our direct, in-scope suppliers. As of the date of this Report, the Company has not been able to verify that this entity is actually in its supply chain.

Conflict Mineral	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tantalum	Taki Chemical Co., Ltd.	Japan
Tantalum	TANIOBIS Co., Ltd.	Thailand
Tantalum	TANIOBIS GmbH	Germany
Tantalum	TANIOBIS Japan Co., Ltd.	Japan
Tantalum	TANIOBIS Smelting GmbH & Co. KG	Germany
Tin	Thaisarco	Thailand
Tantalum	Ulba Metallurgical Plant JSC	Kazakhstan
Tin	VQB Mineral and Trading Group JSC	Vietnam
Tungsten	Xiamen Tungsten (H.C.) Co., Ltd.	China
Tungsten	Xiamen Tungsten Co., Ltd.	China
Tantalum	XIMEI RESOURCES (GUANGDONG) LIMITED	China
Tin	PT Bangka Tin Industry	Indonesia
Tantalum	KEMET de Mexico	Mexico